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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
Credit Lyonnais New York Branch               (Month/Day/Year)              Darling International Inc. (DAR)    (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)        May 13, 2002                 5. Relationship of Reporting        -----------------------
  1301 Avenue of the Americas              ----------------------------     Person to Issuer                 7. Individual or Joint/
----------------------------------------   3. IRS or Social Security        (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director       10% Owner         applicable line)
                                              Person.                    -----           -----                   X  Form filed by
New York,            NY        10019          (Voluntary)                      Officer   X(1) Other (specify    --- One Reporting
--------------------------------------        13-2674617                 -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                         Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                        4,359,141                         D                             (1)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction
5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7-97)
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

FORM 3 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative  2. Date Exercisable     3. Title and Amount of      4. Conversion    5. Ownership    6. Nature of Indirect
   Security (Instr. 4)     and Expiration          Securities Underlying       or Exercise      Form of         Beneficial Ownership
                           Date                    Derivative Security         Price of         Derivative      (Instr. 5)
                           (Month/Day/Year)        (Instr. 4)                  Derivative       Security:
                        -------------------------------------------------      Security         Direct (D) or
                                                                Amount or                       Indirect (I)
                        Date         Expiration                 Number                          (Instr. 5)
                        Exercisable  Date          Title        of Shares
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

Explanation of Responses:

(1) Credit Lyonnais New York Branch obtained common stock in exchange for canceling indebtedness owed to it by Darling International Inc., a Delaware corporation (the "Issuer") under the terms of the Recapitalization Agreement dated as of March 15, 2002, as amended, among the Issuer, Credit Lyonnais New York Branch, as Agent and each of the other Banks (defined below) (the "Recapitalization Agreement"). In connection with the closing of Recapitalization Agreement on May 13, 2002, the Banks received varying amounts of common stock and preferred stock (non-voting and non-convertible) based on the percentage of debt held by each Bank. Collectively, the Banks received 75% of the common stock of the Issuer and individually Credit Lyonnais New York Branch received 7% of the outstanding common stock as of May 13, 2002. Pursuant to the Recapitalization Agreement, Credit Lyonnais New York Branch may be considered a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding common stock. Credit Lyonnais New York Branch disclaims beneficial ownership of any common stock that is beneficially owned by PPM America Special Investments Fund, LP, Daple, SA, PPM America Special Investments CBO II, LP, Bank One N.A., Credit Agricole Indosuez, Wells Fargo Bank (Texas) National Association, Ark CLO 2000-1, Limited, Cerberus Partners, L.P., and Avenue Special Situations Fund II L.P. (collectively the "Banks") and the filing of this Form 3 shall not be construed as an admission that Credit Lyonnais New York Branch is a member of a group with any of the Banks.


                              CREDIT LYONNAIS NEW YORK BRANCH

                              By:    /s/ Jacques Busquet        Date:  05/21/02
                              Name:  Jacques Busquet
                              Title: Executive Vice President




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If
space provided is insufficient, See Instruction 6 for procedure.         Page 2